Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Hoyne Bancorp, Inc.’s common stock is the only class of its securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Hoyne Bancorp, Inc. is authorized to issue 9,500,000 shares of common stock, par value of $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2025, there were 8,096,938 shares of our common stock outstanding, and no shares of preferred stock outstanding. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

The shares of common stock represent non-withdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends.   Hoyne Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Hoyne Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, Hoyne Bancorp, Inc. may pay dividends from its net earnings for the fiscal year in which the distribution is made, and its net earnings for the preceding fiscal year. The payment of dividends by Hoyne Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Hoyne Bancorp, Inc.’s net assets below the then-adjusted balance of its liquidation account. The holders of common stock of Hoyne Bancorp, Inc. are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Hoyne Bancorp, Inc. issues shares of preferred stock, the holders thereof may have priority over the holders of the common stock with respect to dividends.

Voting Rights.   The holders of common stock of Hoyne Bancorp, Inc. have exclusive voting rights in Hoyne Bancorp, Inc. They elect Hoyne Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10.0% of the then-outstanding shares of Hoyne Bancorp, Inc.’s common stock, however, is not be entitled or permitted to vote any shares of common stock held

Exhibit 4.1

in excess of the 10.0% limit. If Hoyne Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 75.0% of our outstanding voting stock as described in our Certificate of Incorporation.

Liquidation.  In the event of liquidation, dissolution or winding up of Hoyne Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Hoyne Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of a liquidation or dissolution.

Preemptive Rights.   Holders of the common stock of Hoyne Bancorp, Inc. are not entitled to preemptive rights with respect to any shares issued. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Exclusive Forum Provisions

Pursuant to Article Eleventh of the Company’s Certificate of Incorporation, unless the Company consents in writing to the selection of an alternative forum:

(1)	the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware Code, or (d) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants; and
(2)	the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to these provisions described in the Company’s Certificate of Incorporation.